Exhibit 99.1

NOTICE

September 30, 2022

MNP LLP
111 Richmond St. W, Suite 300

Toronto, ON M5H 2G4

- and -

KPMG LLP
Vaughan Metropolitan Centre

100 New Park Place, Suite 1400

Vaughan, ON L4K 0J3

Re:	Notice of Change of Auditor – Sangoma Technologies Corporation (the “Corporation”)

This Notice is made pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”).

1.	The Audit Committee of the Corporation has requested and has accepted the resignation of its auditor, MNP LLP, effective September 27, 2022 and KPMG LLP has been appointed the Corporation’s auditor in respect of such vacancy to hold office until the next annual meeting of shareholders of the Corporation.

2.	There have been no reservations in the reports of MNP LLP on the financial statements of the Corporation for the two most recently completed fiscal years preceding the date of this Notice.

3.	In the opinion of the Corporation, there have been no reportable events (as defined in NI 51-102) that have occurred in connection with the audits conducted for the two most recently completed fiscal years or in the subsequent period preceding the date of this Notice.

Yours very truly,

SANGOMA TECHNOLOGIES CORPORATION

Per:	“David Moore” Name: David Moore Title: Chief Financial Officer